                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D
                                   (Rule 13d-101)
                     Under the Securities Exchange Act of 1934
                                (Amendment No.  1 )*

                           MERIDIAN INDUSTRIAL TRUST, INC.
-------------------------------------------------------------------------------

                                  (Name of Issuer)

                           Common Stock, $.001 par value

                ---------------------------------------------------

                           (Title of Class of Securities)

                                     589643105
                                     ----------
                                   (CUSIP Number)

Ellen Kendall, Esq.                     Bernard Peterson, Esq.
c/o Prudential Real Estate Investors    c/o Prudential Real Estate Investors
8 Campus Drive                          8 Campus Drive
Parsippany, New Jersey  07054           Parsippany, New Jersey  07054
(973) 683-1696                          (973) 734-1478

--------------------------------------------------------------------------------


                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   March 9, 1999

             ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  589643105
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     The Prudential Insurance Company of America
     I.R.S. NUMBER OF REPORTING PERSON
     (Intentionally Omitted)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) /X/
                                                       (b) / /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
      WC and OO

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   /  /

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

--------------------------------------------------------------------------------
NUMBER OF                (7)    SOLE VOTING POWER
SHARES BENEFICIALLY             8,051,238  Shares
OWNED BY EACH            (8)    SHARED VOTING POWER
REPORTING PERSON                506,894 Shares
                         (9)    SOLE DISPOSITIVE POWER
                                7,109,450 Shares
                         (10)   SHARED DISPOSITIVE POWER
                                -0- Shares
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,558,132 Shares **
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      /  /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.01 %
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
        IC, CO, IA




**This Schedule 13D amendment is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934 to report a decrease in the percentage of the Company's common shares beneficially owned by the reporting persons as a result of the disposition of such shares in an aggregate amount equal to 1% or more of the class of securities.

CUSIP No. 589643105
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     Strategic Performance Fund-II, Inc.
     I.R.S. NUMBER OF REPORTING PERSON
     (Intentionally Omitted)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) /X/
                                                       (b) / /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   /  /

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland

--------------------------------------------------------------------------------
NUMBER OF                (7)    SOLE VOTING POWER
SHARES BENEFICIALLY             -0- Shares
OWNED BY EACH            (8)    SHARED VOTING POWER
REPORTING PERSON                -0- Shares
                         (9)    SOLE DISPOSITIVE POWER
                                941,788 Shares
                         (10)   SHARED DISPOSITIVE POWER
                                -0- Shares
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        941,788 Shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      /  /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.97 %
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
        CO

CUSIP No.  589643105
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     The Prudential Variable Contract Real Property Partnership
     I.R.S. NUMBER OF REPORTING PERSON
     (Intentionally Omitted)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) /X/
                                                       (b) / /

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   /  /

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New Jersey

--------------------------------------------------------------------------------
NUMBER OF                (7)    SOLE VOTING POWER
SHARES BENEFICIALLY             -0- Shares
OWNED BY EACH            (8)    SHARED VOTING POWER
REPORTING PERSON                506,894 Shares
                         (9)    SOLE DISPOSITIVE POWER
                                506,894 Shares
                         (10)   SHARED DISPOSITIVE POWER
                                -0- Shares
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        506,894 Shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      /  /
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.60 %
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
        PN

ITEM 1.   SECURITY AND THE ISSUER

               See Schedule 13D filed by The Prudential Insurance Company of America, on October 3, 1997.

ITEM 2.   IDENTIFY AND BACKGROUND

               See Schedule 13D filed by The Prudential Insurance Company of America, on October 3, 1997.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               See Schedule 13D filed by The Prudential Insurance Company of America, on October 3, 1997.

ITEM 4.   PURPOSE OF TRANSACTION

               See Schedule 13D filed by The Prudential Insurance Company of America, on October 3, 1997.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  Prudential beneficially owns 8,558,132 Shares, or approximately
27.01 % of the 31,689,000 Shares (excluding the 2,272,727 shares of Series B Convertible Preferred Stock of the Company that are convertible into Shares) issued and outstanding as of March 9, 1998 (after giving effect to the issuance of 8,203,444 Shares to Prudential, SPF-II and Prudential Variable Contract Partnership on September 24, 1997 and 808,888 Shares to the Chevron Separate Account on August 29, 1997).

          Of such 8,558,132 Shares, Prudential directly beneficially owns 3,801,703 Shares for its general account and 3,307,747 Shares on behalf of the Separate Accounts (i.e., 675,288 on behalf of the Chevron Separate Account, 1,106,931 on behalf of the SPF-I Separate Account and 1,525,528 on behalf of the Western Conference of Teamsters Separate Account). In addition, Prudential may be deemed to beneficially own 941,788 Shares held directly by SPF-II by virtue of Prudential's right to direct the votes of such Shares in accordance with the terms of the SPF-II Management Agreement, and Prudential may be deemed to beneficially own 506,894 Shares held directly by Prudential Variable Contract Partnership by virtue of Prudential's right to direct the votes of such Shares in accordance with the terms of the Prudential Variable Contract Partnership Management Agreement.

          SPF-II directly beneficially owns 941,788 Shares or approximately 2.97% of the 31,689,000 Shares issued and outstanding as of March 9, 1999 (after giving effect to the issuance of 8,203,444 Shares to Prudential, SPF-II and Prudential Variable Contract Partnership on September 24, 1997 and 808,888 Shares to the Chevron Separate Account on August 29, 1997), and Prudential Variable Contract Partnership directly beneficially owns 506,894 Shares or approximately 1.60 % of the 31,689,000 Shares issued and outstanding as of March 9, 1999 (after giving effect to the issuance of 8,203,444 Shares to Prudential, SPF-II and Prudential Variable Contract Partnership on September 24, 1997 and 808,888 Shares to the Chevron Separate Account on August 29, 1997).

          (b) Prudential has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 3,801,703 Shares directly and beneficially owned by it on behalf of its general account and the 3,307,747 Shares directly and beneficially owned by it on behalf of the Separate Accounts. Prudential has the sole power to direct the vote with respect to the 941,788 Shares held directly by SPF-II pursuant to the SPF-II Management Agreement. Prudential also has the power to direct the vote with respect to the 506,894 Shares held directly by Prudential Variable Contract Partnership pursuant to the Prudential Variable Contract Partnership Management Agreement.

          SPF-II has the sole power to direct the disposition of the 941,788 Shares held by SPF-II. Prudential Variable Contract Partnership has the sole power to direct the dispositions of the 506,894 Shares held by it and the power to direct the vote (along with Prudential pursuant to the Prudential Variable Contract Partnership Management Agreement) of the 506,894 Shares held by Prudential Variable Contract Partnership.

          (c) In the past sixty days, Prudential, on behalf of the Separate Accounts, engaged in the following transactions in common shares of the Company:

1/22/99 sold     9,600 shares      @ $23.875 per share
2/22/99 sold    50,000 shares      @ $23.733 per share
2/23/99 sold   150,000 shares      @ $24.083 per share
2/24/99 sold    72,800 shares      @ $24.136 per share
2/25/99 sold    20,400 shares      @ $23.924 per share
2/26/99 sold    11,600 shares      @ $23.875 per share
2/26/99 sold    10,300 shares      @ $23.938 per share
2/26/99 sold     7,500 shares      @ $24.000 per share
3/1/99 sold      9,200 shares      @ $24.013 per share
3/2/99 sold      2,400 shares      @ $24.000 per share
3/2/99 sold     25,000 shares      @ $23.500 per share
3/3/99 sold      9,400 shares      @ $23.500 per share
3/4/99 sold      4,000 shares      @ $23.500 per share



          In the past sixty days, SPF-II engaged in the following transactions in common shares of the Company:

2/25/99 sold   29,500 shares  @ $23.924 per share
2/26/99 sold   16,000 shares  @ $23.875 per share
2/26/99 sold    4,600 shares  @ $24.000 per share
2/26/99 sold   15,000 shares  @ $23.938 per share
3/1/99 sold     5,400 shares  @ $24.013 per share
3/2/99 sold     1,500 shares  @ $24.000 per share

          All of the transactions listed above were effected in the open market, on the New York Stock Exchange, during the ordinary course of business.

          (d) Not applicable

          (e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          See Schedule 13D filed by The Prudential Insurance Company of America, on October 3, 1997.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Not applicable.

                                     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 29, 1999

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By:  /s/ Ellen McGlynn Koke
     -------------------------------------------------------
     Name:          Ellen McGlynn Koke
     Title:         Second Vice President

STRATEGIC PERFORMANCE FUND-II, INC.

By:  /s/ Joel W. Stoesser
     -------------------------------------------------------
     Name:          Joel W. Stoesser
     Title:         President

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
     By:  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, its general partner

By:  /s/  Roger S. Pratt
     -------------------------------------------------------
     Name:          Roger S. Pratt
     Title:         Vice President